Exhibit 99.1

Chagee Announces Second Quarter 2026 Unaudited Financial Results

SHANGHAI, August 28, 2026 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Operational Highlights1

•	As of June 30, 2026, there were 7,639 teahouses within the Company’s teahouse network in Greater China and overseas, representing an 8.5% increase in the number of teahouses as of June 30, 2025.
•	Total GMV generated in the second quarter of 2026 was RMB7,660.3 million. Geographically, total GMV generated in overseas markets was RMB504.0 million in the second quarter of 2026, representing a 114.3% year-over-year increase; total GMV generated in Greater China market was RMB7,156.3 million, compared to RMB7,867.9 million in the same quarter of 2025.
•	Average monthly GMV per teahouse in Greater China was RMB338,259 in the second quarter of 2026, compared to RMB356,080 in the first quarter of 2026.
•	Chagee had 47.1 million active members in the second quarter of 2026, compared to 50.0 million in the first quarter of 2026.

Second Quarter 2026 Financial Highlights

•	Net revenues increased by 2.5% to RMB3,414.6 million (US$503.3 million) from RMB3,331.9 million in the same quarter of 2025.
•	Operating income increased by 387.6% to RMB524.7 million (US$77.3 million) from RMB107.6 million in the same quarter of 2025.
•	GAAP net income was RMB464.8 million (US$68.5 million), compared to RMB77.2 million in the same quarter of 2025.
•	Non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB23.9 million, was RMB488.7 million (US$72.0 million), compared to RMB629.8 million in the same quarter of 2025.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

Second Quarter 2026 Financial Results

Total net revenues increased by 2.5% to RMB3,414.6 million (US$503.3 million) from RMB3,331.9 million in the same quarter of 2025.

•	Net revenues from franchised teahouses in the second quarter of 2026 were RMB2,474.0 million (US$364.6 million), compared to RMB3,020.7 million in the same quarter of 2025. This was mainly attributable to a decrease in total GMV in Greater China resulting from the economic headwinds as well as intense industry competition. Net revenues from franchised teahouses represented 72.5% of the Company’s total net revenues for the second quarter of 2026.
•	Net revenues from company-owned teahouses in the second quarter of 2026 were RMB940.6 million (US$138.6 million), increasing from RMB311.2 million in the same quarter of 2025. The increase was mainly attributable to the change in the Company’s teahouse composition in Greater China and the expansion of overseas teahouse network. Net revenues from company-owned teahouses represented 27.5% of the Company’s total net revenues for the second quarter of 2026.

Total operating expenses were RMB2,889.9 million (US$425.9 million), representing a 10.4% decrease from RMB3,224.3 million in the same quarter of 2025.

•	Cost of materials, storage and logistics was RMB1,571.2 million (US$231.6 million), representing an increase of 2.2% from RMB1,536.8 million in the same quarter of 2025, generally in line with overall revenue growth.
•	Company-owned teahouse operating costs were RMB566.8 million (US$83.5 million), representing an increase of 207.8% from RMB184.1 million in the same quarter of 2025. The increase mainly resulted from the increase in the number of company-owned teahouses, which led to higher payroll, store rental, utilities, and other store operating expenses.
•	Other operating costs were RMB115.8 million (US$17.1 million), representing a decrease of 33.3% from RMB173.7 million in the same quarter of 2025. This was mainly due to a decrease of RMB30.2 million in payroll expenses driven by organizational structure adjustments and headcount optimization. Other operating costs as a percentage of total net revenues were 3.4%, compared to 5.2% in the same quarter of 2025.
•	Sales and marketing expenses were RMB301.5 million (US$44.4 million), representing a decrease of 21.7% from RMB385.0 million in the same quarter of 2025. This was mainly driven by decreases of (i) RMB30.7 million in share-based compensation expenses for sales and marketing staff; (ii) RMB31.1 million in payroll expenses (excluding share-based compensation expenses), both resulting from the streamlined branding and marketing team; and (iii) RMB14.0 million in advertising expenses supported by improved efficiency in advertising placements and precision marketing initiatives. Sales and marketing expenses as a percentage of total net revenues were 8.8%, compared to 11.6% in the same quarter of 2025.
•	General and administrative expenses were RMB334.5 million (US$49.3 million), representing a decrease of 64.6% from RMB944.6 million in the same quarter of 2025. The decrease was primarily driven by decreases of (i) RMB482.7 million in share-based compensation expenses for administration, research and development staff; (ii) RMB48.0 million in payroll expenses (excluding share-based compensation expenses) and RMB30.2 million in rental, utilities, office and travelling expenses, both resulting from the streamlined administration and research team; and (iii) RMB28.6 million in professional service fees, primarily due to the service fees incurred in connection with the Company’s initial public offering in the second quarter of 2025. General and administrative expenses as a percentage of total net revenues were 9.8%, compared to 28.3% in the same quarter of 2025.

Net income was RMB464.8 million (US$68.5 million) in the second quarter of 2026, representing a net income margin of 13.6%, compared to RMB77.2 million, or a net income margin of 2.3%, in the same quarter of 2025.

Non-GAAP net income was RMB488.7 million (US$72.0 million) in the second quarter of 2026, representing a non-GAAP net income margin of 14.3%, compared to RMB629.8 million, or a non-GAAP net income margin of 18.9%, in the same quarter of 2025.

Basic net income per ordinary share was RMB2.44 (US$0.36) in the second quarter of 2026, compared to RMB0.36 in the same quarter of 2025. Diluted net income per ordinary share was RMB2.42 (US$0.36) in the second quarter of 2026, compared to RMB0.35 in the same quarter of 2025.

Non-GAAP basic net income per ordinary share was RMB2.57 (US$0.38) in the second quarter of 2026, compared to RMB3.35 in the same quarter of 2025. Non-GAAP diluted net income per ordinary share was RMB2.54 (US$0.37) in the second quarter of 2026, compared to RMB3.30 in the same quarter of 2025.

Cash and cash equivalents, restricted cash, and time deposits were RMB6,795.5 million (US$1,001.5 million) as of June 30, 2026, compared to RMB7,892.4 million as of December 31, 2025.

Key Operating Data

	For the three months ended/ As of
	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026	June 30, 2026
Total teahouses	7,038	7,338	7,453	7,531	7,639
Franchised teahouses	6,799	6,971	6,838	6,741	6,756
Greater China market	6,666	6,836	6,700	6,603	6,616
Overseas markets	133	135	138	138	140
Company-owned teahouses	239	367	615	790	883
Greater China market	164	240	408	554	624
Overseas markets	75	127	207	236	259
Total GMV (RMB in million)	8,103.1	7,929.5	7,322.9	7,917.8	7,660.3
Greater China market	7,867.9	7,629.2	6,951.0	7,491.4	7,156.3
Overseas markets	235.2	300.3	371.9	426.4	504.0
Average monthly GMV per teahouse in Greater China (RMB)	404,352	378,506	337,358	356,080	338,259
Same store GMV growth	(23.0)%	(27.8)%	(25.5)%	(16.0)%	(16.1)%
Greater China market	(23.1)%	(27.9)%	(25.5)%	(16.1)%	(16.1)%
Overseas markets	(18.1)%	(23.4)%	(25.5)%	(12.0)%	(15.1)%

Recent Developments

Share Repurchase Program

On May 28, 2026, the Board authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$150 million of its Class A ordinary shares in the form of American depositary shares ("ADSs") during a twelve-month period commencing on June 1, 2026.

Pursuant to the Share Repurchase Program, the Company had repurchased approximately 2.57 million ADSs for an aggregate consideration of US$29.5 million on the open market as of August 24, 2026. As of the same date, the remaining unutilized amount under the Share Repurchase Program was approximately US$120.5 million.

Resignation of Board Member

Mr. Yong Zhang has resigned as a member of the Company's board of directors (the “Board”), effective immediately. Mr. Zhang's resignation was for personal reasons. The Company would like to take this opportunity to express its appreciation to Mr. Zhang for his service to the Board in the past years. Following Mr. Yong Zhang's resignation, the Board consists of six directors, including three independent directors.

Key Definitions

•	GMV (gross merchandise value) refers to gross merchandise value, a key operating metric that the Company’s management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value-added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on its mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms.
•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.
•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.
•	Non-GAAP net income. Calculated by net income excluding share-based compensation expenses.
•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted shares.

Conference Call

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on Friday, August 28, 2026 (or 8:00 P.M. Hong Kong Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited Second Quarter 2026 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI6caae46008444a9aa57a278859ab6d40

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers non-GAAP net income, as well as related margin or per share data, non-GAAP financial measures, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company’s non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, including its beliefs and expectations on overseas development, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to expand into overseas markets as expected; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

Robin Yang, Partner
ICR, LLC

Email: Chagee.IR@icrinc.com

Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	7,607,270	6,540,279	963,918
Restricted cash	26,156	27,207	4,010
Time deposits	259,000	228,000	33,603
Short-term investments	100,093	1,405,759	207,183
Accounts receivable, net	145,903	89,345	13,168
Inventories	228,009	301,459	44,430
Prepayments and other current assets, net	481,913	552,258	81,393
Amounts due from related parties	2,085	2,476	365
Total current assets	8,850,429	9,146,783	1,348,070

Non-current assets
Long-term investments	2,109	2,253	332
Property and equipment, net	583,670	742,726	109,464
Deferred tax assets, net	402,821	432,281	63,710
Right-of-use assets, net	1,275,805	1,397,766	206,005
Goodwill	97,985	167,780	24,728
Intangible assets	12,078	12,036	1,774
Other non-current assets	238,086	296,782	43,740
Total non-current assets	2,612,554	3,051,624	449,753
Total Assets	11,462,983	12,198,407	1,797,823

Liabilities and shareholders' equity
Current liabilities
Short-term borrowings	-	185,749	27,376
Accounts payable	629,789	605,615	89,257
Contract liabilities, current	293,706	144,787	21,339
Taxes payable	174,746	119,770	17,652
Operating lease liabilities, current	424,363	508,428	74,933
Accrued expenses and other liabilities	1,327,348	1,153,361	169,984
Total current liabilities	2,849,952	2,717,710	400,541

Non-current liabilities
Contract liabilities, non-current	185,996	143,595	21,163
Operating lease liabilities, non-current	849,936	898,130	132,368
Total non-current liabilities	1,035,932	1,041,725	153,531
Total liabilities	3,885,884	3,759,435	554,072

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Shareholders' equity
Class A Ordinary shares	93	94	14
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(301,002)	(44,362)
Additional paid-in capital	3,696,445	3,804,618	560,731
Statutory reserve	34,913	53,927	7,948
Retained earnings	3,886,242	4,784,933	705,212
Accumulated other comprehensive losses	(65,858)	(128,598)	(18,953)
Total shareholders' equity of the Company	7,341,802	8,214,021	1,210,597
Non-controlling interests	235,297	224,951	33,154
Total shareholders' equity	7,577,099	8,438,972	1,243,751
Total liabilities and shareholders' equity	11,462,983	12,198,407	1,797,823

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	3,020,668	2,473,964	364,617	6,170,590	5,217,906	769,024
Net revenues from company-owned teahouses	311,213	940,640	138,633	554,002	1,742,699	256,842
Total net revenues	3,331,881	3,414,604	503,250	6,724,592	6,960,605	1,025,866

Cost of materials, storage and logistics	(1,536,787)	(1,571,199)	(231,566)	(3,127,072)	(3,145,691)	(463,617)
Company-owned teahouse operating costs	(184,132)	(566,762)	(83,530)	(341,175)	(1,063,978)	(156,811)
Other operating costs	(173,723)	(115,829)	(17,071)	(346,181)	(274,794)	(40,500)
Sales and marketing expenses	(385,040)	(301,546)	(44,442)	(684,363)	(607,748)	(89,571)
General and administrative expenses	(944,585)	(334,537)	(49,305)	(1,297,411)	(796,505)	(117,390)
Total operating expenses	(3,224,267)	(2,889,873)	(425,914)	(5,796,202)	(5,888,716)	(867,889)
Income from operations	107,614	524,731	77,336	928,390	1,071,889	157,977
Financial income, net	50,830	3,093	456	66,524	2,027	299
Others, net	45,197	53,017	7,814	44,790	74,858	11,033
Income before income tax	203,641	580,841	85,606	1,039,704	1,148,774	169,309
Income tax expenses	(126,403)	(116,072)	(17,107)	(285,149)	(236,333)	(34,831)
Net income	77,238	464,769	68,499	754,555	912,441	134,478
Add: Net (income)/losses attributable to non-controlling interests	(7,697)	2,491	367	(6,156)	5,147	759
Net income attributable to the Company	69,541	467,260	68,866	748,399	917,588	135,237
Accretion of convertible redeemable preferred shares to redemption value	(3,843)	-	-	(20,082)	-	-
Cumulative undeclared dividends on convertible redeemable preferred shares	(2,944)	-	-	(15,702)	-	-
Net income attributable to ordinary shareholders of the Company	62,754	467,260	68,866	712,615	917,588	135,237
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	168,594,146	191,363,658	191,363,658	133,861,975	191,232,930	191,232,930
- Diluted	171,130,715	193,037,349	193,037,349	135,130,260 *	192,600,225	192,600,225
Net income per ordinary share
- Basic	0.36	2.44	0.36	4.12	4.80	0.71
- Diluted	0.35	2.42	0.36	4.08 *	4.76	0.70

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	611,127	358,453	52,829	971,159	551,773	81,321
Net cash used in investing activities	(116,825)	(998,432)	(147,151)	(309,304)	(1,673,828)	(246,692)
Net cash provided by financing activities	3,036,205	90,978	13,408	3,238,377	117,880	17,373
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(36,102)	(29,805)	(4,391)	(41,122)	(61,765)	(9,102)
Net increase/(decrease) in cash and cash equivalents and restricted cash	3,494,405	(578,806)	(85,305)	3,859,110	(1,065,940)	(157,100)
Cash and cash equivalents, restricted cash at the beginning of the period	5,133,386	7,146,292	1,053,233	4,768,681	7,633,426	1,125,028
Cash and cash equivalents, restricted cash at the end of the period	8,627,791	6,567,486	967,928	8,627,791	6,567,486	967,928

CHAGEE HOLDINGS LIMITED

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025		2026
	RMB	RMB	US$	RMB		RMB	US$
A. Non-GAAP net income
Net income	77,238	464,769	68,499	754,555		912,441	134,478
Net income margin	2.3%	13.6%	13.6%	11.2%		13.1%	13.1%
Adjusted for: Share-based compensation expenses#	552,529	23,905	3,523	552,529		82,921	12,221
Share-based compensation expenses over net revenue ratio	16.6%	0.7%	0.7%	8.2%		1.2%	1.2%
Non-GAAP net income	629,767	488,674	72,022	1,307,084		995,362	146,699
Non-GAAP net income margin	18.9%	14.3%	14.3%	19.4%		14.3%	14.3%

B. Non-GAAP net income per ordinary share
Weighted average number of ordinary shares used in computing net income per share, basic and diluted:
- Basic	168,594,146	191,363,658	191,363,658	133,861,975		191,232,930	191,232,930
- Diluted	171,130,715	193,037,349	193,037,349	135,130,260	*	192,600,225	192,600,225

Net income per ordinary share
- Basic	0.36	2.44	0.36	4.12		4.80	0.71
- Diluted	0.35	2.42	0.36	4.08	*	4.76	0.70
Adjusted for: Share-based compensation expenses per ordinary share
- Basic	2.99	0.13	0.02	3.12		0.43	0.06
- Diluted	2.95	0.12	0.01	3.09		0.43	0.06
Non-GAAP net income per ordinary share:
- Basic	3.35	2.57	0.38	7.24		5.23	0.77
- Diluted	3.30	2.54	0.37	7.17	*	5.19	0.76

*	In preparing this unaudited condensed consolidated financial statements on Form 6-K, the Company identified a calculation error in the weighted-average number of ordinary shares used in computing diluted net income per share and corresponding diluted net income per ordinary share (“Diluted EPS”) as well as non-GAAP Diluted EPS for the six months ended June 30, 2025, as presented in the previously furnished Form 6-K for Second Quarter 2025. The error was limited solely to the computation of the cumulative six-month weighted-average number of ordinary shares used in computing Diluted EPS, and did not impact Diluted EPS for any individual three-month periods or any other reported amounts.

#	The components of the Company’s share-based compensation expenses are as follows (all amounts in thousands):

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Other operating costs	(15,799)	(565)	(83)	(15,799)	(5,836)	(860)
Sales and marketing expenses	(31,131)	(480)	(71)	(31,131)	(2,102)	(310)
General and administrative expenses	(505,599)	(22,860)	(3,369)	(505,599)	(74,983)	(11,051)

There were no tax effects of share-based compensation expenses adjustments.